File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
[redacted]ingham B26 3PU
0121 722 4000
0121 722 4800
.severntrent.com

15 December 2004

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

dlw 1/7

Registered in England & Wales
Registration No. 2366619

Severn Trent Plc has been informed that 190,373 Ordinary Shares of 65 $^{5/19}$ pence each in Severn Trent Plc have been provisionally allocated under the terms of the Severn Trent Plc Long Term Incentive Plan to the Directors of the Company as set out below. These Ordinary Shares will vest at the end of a three year performance period, depending on the achievement of performance targets, but will not require any payment from the Directors.

Name of Director	No. of Shares Subject to Award
R M Walker	60,783
J K Banyard	16,364
M J Bettington	25,365
R S Brydon Jannetta	16,851
C S Matthews	52,600
M R Wilson	18,410

www.severntrent.com